Exhibit 99.2

PanTheryx and Dr. Reddy’s Announce an Agreement to Market PanTheryx’s

Proprietary Nutritional Intervention for Pediatric Infectious Diarrhea

Boulder, CO USA and Hyderabad, India – September 09, 2015 – PanTheryx, Inc., a global medical nutrition company based in Boulder, Colorado, and Dr. Reddy’s Laboratories Ltd. (NYSE: RDY), a leading global pharmaceutical company, announced today a multi-country supply and licensing agreement. The agreement grants Dr. Reddy’s the exclusive right to market and distribute PanTheryx’s breakthrough nutritional intervention, DiaResQ®, for infectious diarrhea in India and Nepal and in process for Russia, Myanmar, Vietnam, Ukraine, Sri Lanka, Kazakhstan, Belarus, Jamaica, and select LATAM markets. Dr. Reddy’s will market the product in India and Nepal under the “Reliqua™” brand.

DiaResQ® helps promote intestinal repair and boost natural immune defenses, resulting in the restoration of normal digestive function. The product was recently recognized in Reimagining Global Health as one of the 30 leading healthcare innovations with great promise to transform global health by 2030.

“The opportunity to work with Dr. Reddy’s to broadly introduce DiaResQ® represents a significant milestone for our company,” said Mark A. Braman, President and CEO of PanTheryx. “Dr. Reddy’s is the recognized leader in the gastrointestinal market, and this agreement covers some of the largest and most promising markets throughout the world for PanTheryx and its products. This partnership further validates DiaResQ’s® potential to improve the well-being and quality of life of millions of children and their families globally.”

Dr. Reddy’s Co-chairman and CEO, GV Prasad stated “This innovative product will address a significant unmet need in the area of diarrhea. By adding Reliqua to our existing portfolio of gastrointestinal brands, Dr. Reddy’s can provide an important new tool for healthcare practitioners across the many markets we serve. Our agreement with PanTheryx is another step towards ensuring good health can be delivered to those who need it.”

Infectious diarrhea is a major world health challenge. Globally, approximately 1.7 billion cases occur annually in children under five. Almost 760,000 of these children under five die every year as a result of this condition. Pediatric infectious diarrhea kills nearly as many children as HIV/AIDS, malaria and measles combined. (Source: World Health Organization)

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PanTheryx and Dr. Reddy’s — page 2

About PanTheryx:

Founded in 2007, PanTheryx is a global medical nutrition company based in Boulder, Colorado USA, and is dedicated to improving global health and quality of life through innovative life science. Utilizing its broad-based proprietary technology platform, PanTheryx is focused on the research, development and commercialization of medical nutrition products targeting the gastrointestinal microbiome. The company’s lead product, DiaResQ®, addresses infectious diarrhea, a leading cause of death worldwide among children under the age of five. For more information, log on to: www.pantheryx.com

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. is an integrated pharmaceutical company, committed to accelerating access to affordable and innovative medicines, because it believes Good Health Can’t Wait. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – the company offers a portfolio of products and services that include active pharmaceutical ingredients, (APIs), custom pharmaceutical services, generics, biosimilars and differentiated formulations. With operations in 26 countries across the globe, the major therapeutic areas of Dr. Reddy’s are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. For more information, log on to: www.drreddys.com

Media Contacts:

PanTheryx, Inc.

Rodney D Bell

303-807-3397

Rodneydbell@comcast.net

Amy Fletcher

720-350-3144

info@afmcommunications.com

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad,

Telangana 500 034

Calvin Printer

+91.40.4900 2121

mediarelations@drreddys.com